SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K/A

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _________ to _________
Commission file number 0-12448

FLOW INTERNATIONAL CORPORATION
VOLUNTARY PENSION AND SALARY DEFERRAL PLAN
FLOW INTERNATIONAL CORPORATION
23500 — 64th Avenue South
Kent, Washington 98032

Explanatory Note
This Form 11-K/A is being filed solely to include Exhibit 23.1 (consent of independent registered public accounting firm) which was inadvertently omitted from Flow International Corporation’s Form 11-K for the Flow International Corporation Voluntary Pension and Salary Deferral Plan filed on June 29, 2009.

Exhibit Index

Number	Title
23.1	Consent of Peterson Sullivan, LLP, Independent Registered Public Accounting Firm
Signatures
Pursuant to the requirements of the Securities and Exchange Act of 1934, the members of the Plan Advisory Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FLOW INTERNATIONAL CORPORATION VOLUNTARY PENSION AND SALARY DEFERRAL PLAN
Date: June 30, 2009	/s/ John S. Leness
John S. Leness
General Counsel/Secretary

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